SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

         (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the fiscal year ended December 31, 2005.

                                       Or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______________ to ____________________

         Commission file number:  1-13908

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMVESCAP 401(k) Plan
                           1360 Peachtree Street, N.E.
                           Atlanta, Georgia  30309

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           AMVESCAP PLC
                           11 Devonshire Square
                           London EC2M 4YR


AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AMVESCAP 401(k) Plan
As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

                              AMVESCAP 401(k) Plan

             Audited Financial Statements and Supplemental Schedule

                      As of December 31, 2005 and 2004 and for the
                          Year Ended December 31, 2005




                                    Contents

Report of Independent Registered Public Accounting Firm.......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............12

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
AMVESCAP 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP
Atlanta, GA
June 14, 2006




                                                  AMVESCAP 401(k) Plan

                                     Statements of Net Assets Available for Benefits


                                                                                             December 31
                                                                                      2005                   2004
                                                                             ------------------------ --------------------

Investments, at fair value:
   Cash equivalents                                                            1,266,238                    251,368
   AMVESCAP PLC ordinary shares                                                3,612,324                  3,210,548
   Non-employer common stock                                                     238,513                    296,886
   Mutual funds                                                              187,051,966                174,096,716
   Collective trusts                                                          92,338,918                 72,314,190
   Participant loans                                                           5,880,592                  6,249,551
                                                                             ------------------------ --------------------
Total investments                                                            290,388,551                256,419,259

Receivables:
   Employer contributions                                                        877,136                  1,155,662
   Investment income                                                                 473                        253
   Due from brokers for sales of securities                                            -                     14,896
                                                                             ------------------------ --------------------
Total receivables                                                                877,609                  1,170,811

Payables:
   Due to brokers for purchases of securities                                          -                      1,765
                                                                             ------------------------ --------------------
Total payables                                                                         -                      1,765
                                                                             ------------------------ --------------------
Net assets available for benefits                                            291,266,160                257,588,305
                                                                             ======================== ====================

See accompanying notes.




                                     AMVESCAP 401(k) Plan

                  Statement of Changes in Net Assets Available for Benefits

                                 For the Year Ended December 31, 2005


Additions:
   Contributions:
      Employers                                                              11,862,659
      Participants                                                           21,268,953
      Rollovers from qualified plans                                         12,794,914
                                                                             ----------
   Total contributions                                                       45,926,526

Net appreciation in fair value of investments                                15,046,293
Interest and dividends                                                        5,027,314
                                                                             ----------
Total additions                                                              66,000,133

Deductions:
   Benefits paid to participants                                            (32,307,216)
   Administrative expenses                                                      (15,062)
                                                                             -----------

Net increase                                                                 33,677,855

Net assets available for benefits:
   Beginning of year                                                        257,588,305
                                                                             ----------
   End of year                                                              291,266,160
                                                                            ===========

See accompanying notes.

                              AMVESCAP 401 (K) Plan

                          Notes to Financial Statements

                                December 31, 2005

1. Plan Description

The following description of the AMVESCAP 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document and summary plan description.

General

The Plan, established and effective January 1, 2000, and restated and amended February 1, 2005, is a defined contribution plan for the benefit of qualifying employees of AVZ, Inc.(the Plan Sponsor); A I M Management Group Inc. (AIM); AMVESCAP Group Services, Inc.; INVESCO Institutional (N.A.), Inc.(INVESCO); and Atlantic Trust Group, Inc. (Atlantic Trust) (collectively, the Employers) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is AMVESCAP PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

Effective February 1, 2005, the AMVESCAP Benefits Plan Committee was named the administrator of the Plan (the Plan Administrator). AVZ, Inc. was the prior administrator of the Plan. AMVESCAP National Trust Company (ANTC) is the Plan's trustee and asset custodian, except for the ordinary shares of AMVESCAP PLC, individual brokerage accounts, and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. ANTC is a wholly owned subsidiary of AMVESCAP Retirement, Inc
(ARI), a holding company whose ultimate parent company is AMVESCAP PLC.

AMVESCAP PLC sold the assets, liabilities and operations of ARI to Merrill Lynch on July 15, 2005, but the holding company has yet to be liquidated. Prior to the sale of ARI's assets, liabilities and operations, ARI provided record-keeping services for the Plan. Effective July 15, 2005, ARI's assets, liabilities and operations became part of the Princeton Retirement Group (PRG), a wholly owned subsidiary of Merrill Lynch & Co. Effective this date, PRG began providing record-keeping services for the Plan.

                              AMVESCAP 401(k) Plan

1. Plan Description (continued)

Contributions

The Plan permits participants to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code (Code).Participants who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will not match these catch-up contributions.

The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by each participant, plus 50% of the next 2% of compensation contributed by each participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement at age 59 1/2. No such discretionary contributions were made for the year ended December 31, 2005.

The Plan also accepts rollovers of distributions from other tax-qualified plans.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant's account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants' accounts daily based on their relative account balances in each investment option.

Vesting

Eligible participants are immediately vested in all contributions to the Plan.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant's account as of the date the record-keeper processes the distribution.

Any portion of a participant's account which is held in AMVESCAP PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

Effective August 1, 2005, a participant is permitted an in-service withdrawal, on a quarterly basis, from the vested portion of his/her account if he/she has reached age 59 1/2. Prior to this change, participants were allowed annual in-service withdrawals of amounts in a rollover account or after-tax account (from prior plans) upon reaching normal retirement age.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the Employers is also considered. A participant may have only one outstanding loan at a time from the Plan or the AMVESCAP Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator. Principal and interest is paid ratably through bi-monthly payroll deductions.

Effective July 15, 2005, participants whose employment terminated in connection with the sale of ARI to Merrill Lynch may rollover their loans to eligible retirement plans maintained by Merrill Lynch.

2. Investment Options

The Plan offers investment options that include mutual funds and collective trusts managed by INVESCO, AIM, and Atlantic Trust. Effective August 1, 2005, the Plan Administrator added additional fund options to the Plan. Participants can now elect model portfolios that provide a broader, balanced option approach. A participant can chose from five portfolios made up of Plan fund offerings based on various risk tolerance levels.

The Mutual Fund Window (MFW), which permits participants to establish an individual brokerage account through State Street Brokerage, was changed on August 1, 2005, to allow participants to invest 100% of their total account in various mutual funds through this MFW. Prior to this change, participants were allowed to invest up to 25% of their account through this individual brokerage account.

Effective August 1, 2005, the Plan does not allow new contributions into the AMVESCAP Stock Fund. Prior to this change, participants could invest no more than 10% of their total account into this stock fund. Under London Stock Exchange rules governing insider trading, "close periods" are designated at the close of each calendar quarter during which purchases and sales in the stock fund are restricted.

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

3. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. However, in the opinion of the Plan Administrator, such differences would not be significant.

Risks and Uncertainties

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Investments in securities traded on securities exchanges are valued at the quoted market price on the last business day of the Plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

Investments in units of collective trust funds are valued at the net unit value of the respective collective trust funds as calculated each day by the trustee. Investments in shares of investment companies (mutual funds) are valued at the quoted market price in an active market on the last business day of the Plan year.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. Effective January 1, 2005, INVESCO no longer charges investment management fees related to the Plan's trust funds. Previously, such fees were paid by the Plan.

4. Investments

The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31 are as follows:


     2005
     INVESCO Stable Value Trust Fund                                                    $  34,058,292
     INVESCO 500 Index Trust Fund                                                          30,166,357
     AIM Basic Value Fund - Institutional Share Class                                      25,324,706
     AIM Small Cap Growth Fund - Institutional Share Class                                 25,199,577
     AIM International Growth Fund - Institutional Share Class                             24,957,158
     AIM Dynamics Fund, Class A                                                            19,282,132
     AIM Large Cap Growth Fund - Institutional Share Class                                 18,504,150
     AIM Diversified Dividend Fund, Class A                                                15,054,998

     2004
     INVESCO Stable Value Trust Fund                                                    $  30,803,469
     AIM Basic Value Fund, Class A                                                         26,264,901
     AIM International Growth Fund, Class A                                                19,754,727
     AIM Dynamics Fund, Class A                                                            19,644,145
     AIM Small Cap Growth Fund, Class A                                                    18,835,630
     AIM Aggressive Growth Fund, Class A                                                   13,210,111

Net appreciation (depreciation) in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2005, is as follows for each investment type, as determined by the quoted market prices or trustee valuations:

     AMVESCAP PLC ordinary shares                                                       $     836,934
     Non-employer common stock                                                                (6,203)
     Mutual funds                                                                          10,925,231
     Collective trusts                                                                      3,290,331
                                                                                          -----------
     Net appreciation in fair value of investments                                      $  15,046,293
                                                                                          ===========


5. Related-Party Transactions

A significant portion of the Plan's assets are invested in mutual and collective trust funds managed by the Employers and their affiliates, INVESCO, AIM, and Atlantic Trust. Such funds are charged management fees by the Employers and their affiliates. As discussed in Note 3, INVESCO no longer charges investment management fees related to the Plan's trust funds. Previously, such fees were paid by the Plan.

At December 31, 2005 and 2004, the Plan held 518,538 and 588,260 ordinary shares of AMVESCAP PLC common stock, respectively, which represents an ownership interest in AMVESCAP PLC of less than 1%.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

7. Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, participants will remain 100% vested and the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under ERISA, the Plan's benefits are not insured by the Pension Benefit Guaranty Corporation.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     December 31
                                                                              2005                  2004
                                                                     -------------------------------------------
     Net assets available for benefits per the financial statements       $ 291,266,160       $ 257,588,305
     Amounts allocated to withdrawn participants                              1,349,690                   -
                                                                     -------------------------------------------
     Net assets available for benefits per the Form 5500                  $ 289,916,470       $ 257,588,305
                                                                     ===========================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                            Year Ended December
                                                                                                  31, 2005
                                                                                           ---------------------
     Benefits paid to participants per the financial statements                              $  32,307,216
     Add amounts allocated to withdrawing participants as of end
        of year                                                                                  1,349,690
                                                                                           ---------------------
     Benefits paid to participants per the Form 5500                                         $  33,656,906
                                                                                           =====================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                              Supplemental Schedule




                               AMVESCAP 401 (k) Plan
                        EIN: 58-2287224 Plan Number: 010
                    Schedule H, Line 4i - Schedule of Assets
                                (Held at End of Year)
                                  December 31, 2005

  (a)            (b)                                      (c)                                              (e)
        Identity of Issue, Borrower,                    Description of                                   Current
          Lessor or Similar Party                        Investment                                       Value
------- ------------------------------------------- ------------------------------------------------- ---------------------

                                                        Cash                                                      154,324
        SSgA                                            Money Market Fund                                       1,111,914
  *     AMVESCAP PLC                                    Ordinary shares of common stock                         3,612,324
  *      INVESCO Institutional Retirement Trust         Stable Value Trust Fund                                34,058,292
  *      INVESCO Institutional Retirement Trust         International Equity Trust Fund                         5,793,696
  *      INVESCO Institutional Retirement Trust         500 Index Trust Fund                                   30,166,357
  *      INVESCO Institutional Retirement Trust         Equity Real Estate Securities Trust Fund                4,885,501
  *      INVESCO Institutional Retirement Trust         Structured Small Cap Value Equity Trust Fund            5,747,036
  *      INVESCO Institutional Retirement Trust         Core Fixed Income Trust Fund                           11,688,035
  *     AIM Advisors, Inc.                              Dynamics Fund, Class A                                 19,282,132
  *     AIM Advisors, Inc.                              Diversified Dividend Fund, Class A                     15,054,998
  *     AIM Advisors, Inc.                              Large Cap Growth Fund - Institutional Share Class      18,504,150
  *     AIM Advisors, Inc.                              Small Cap Growth Fund - Institutional Share Class      25,199,577
  *     AIM Advisors, Inc.                              Int'l. Growth Fund - Institutional Share Class         24,957,158
  *     AIM Advisors, Inc.                              Basic Value Fund - Institutional Share Class           25,324,706
  *     AIM Advisors, Inc.                              Weingarten Fund, Class A                                   73,865
  *     AIM Advisors, Inc.                              Global Equity Fund, Class A                                 1,298
  *     AIM Advisors, Inc.                              High Yield - Investor Class                               105,260
  *     AIM Advisors, Inc.                              Energy Fund, Class A                                       15,888
  *     AIM Advisors, Inc.                              Select Equity Fund, Class A                                 1,628
  *     AIM Advisors, Inc.                              Global Aggressive Growth Fund, Class A                     74,518
  *     Atlantic Whitehall Funds                        Mid Cap Growth Fund - Institutional Share Class        13,185,217
        SSgA                                            S&P Mid Cap Index SL Fund                              10,209,772
        SSgA                                            Russell 1000 Value Index SL Fund                        3,639,721
        SSgA                                            Russell 1000 Growth Index SL Fund                      14,455,465
        SSgA                                            Passive Bond Market Index SL Fund                         778,085
        SSgA                                            Treasury Inflation Protected Fund                         811,216
        SSgA                                            Russell 2000 Growth Index SL Fund                         293,003
        SSgA                                            Russell Daily EAFE Fund                                   299,996
        SSgA                                            Russell REIT Index                                      1,088,560
        PIMCO                                           Real Return Fund - Institutional Share Class              992,107
        Artisan                                         Mid Cap Value Fund - Investor Shares                    3,601,952
        AllianceBernstein                               International Value Fund - Advisor Shares               3,613,165
        Lasso                                           Long & Short Strategic Opportunities Fund               2,563,912
        Various non-Employer Stock and Mutual Funds     Various publicly traded self-directed investments       3,163,131
  *     Participant loans                               Promissory notes, with interest ranging
                                                           from 4.86% to 10.5% and varying maturities           5,880,592
                                                                                                         ----------------
                                                                                                              290,388,551
                                                                                                         ================


*Party in Interest
Note:  Column (d) cost information is not applicable

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              AMVESCAP 401(k) Plan

                                     By:      AMVESCAP Benefits Plan Committee
                                              Plan Administrator

Date:    June 27, 2006               By:      _/s/ Robert F McCullough____
                                              ----------------------------
                                              Name:    Robert F. McCullough
                                              Title:   Chairman

                                 EXHIBIT INDEX

Exhibit 23.1            Consent of Ernst & Young LLP